UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of        March         , 2004
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Commission File Number:  001-13196
                         -----------------

                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)

 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
 -------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F |X|                 Form 40-F  __
           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:


                     Item
                     ----

           1. English translation of a press release dated March 17, 2003, issued by Desc, S.A. de C.V. announcing a Preemptive Rights Offering.

                                                                          Item 1

                                                       Contacts:

                                                       Marisol Vazquez Mellado
                                                       Jorge Padilla Ezeta
                                                       Tel: (5255) 5261-8044
                                                       jorge.padilla@desc.com.mx

                                                       Maria Barona
                                                       Melanie Carpenter
                                                       Tel: 212-406-3692
                                                       desc@i-advize.com
                                                       -----------------

                                                       wwww.desc.com.mx

                                  [Desc logo]

                   DESC ANNOUNCES PREEMPTIVE RIGHTS OFFERING
                   -----------------------------------------

Mexico City, March 17, 2004 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announced that tomorrow, the subscription notice for exercising the preemptive rights offering for the capital increase which was approved at the General Ordinary and Extraordinary Shareholders Meeting on March 8, 2004, will be published in the "Diario Oficial de la Federacion", or the offical newspaper of Mexico, as well as in the newspapers "Reforma" and "El Economista".

The preemptive rights offering, which may be exercised under the following terms:

1. shareholders will receive subscription rights in proportion to the number of shares held and must be exercised within fifteen calendar days from the date of publication of the official notice in the "Diario Oficial de la Federacion", meaning, from March 19, 2004 to April 2, 2004.

2.   the subscription ratio will be for the stockholders of:

     A. series "A" shares, who will receive rights to subscribe for two series "A" shares for every 3 series "A" shares they own. Fractional shares will not be issued, and fractions will be rounded down.

     B. series "B" shares, who will receive rights to subscribe to two series "B" shares for every 3 series "B" shares they own. Fractional shares will not be issued, and fractions will be rounded down.

     C. Holders of record of American Depositary Shares (ADS) as of March 22, 2004, who will receive rights to subscribe to 0.6667 (ADS) for each ADS owned, according to the applicable law in the United States. Fractional ADSs will not be issued, and fractions will be rounded down. As a result, holders of ADS will need to own at least two ADS in order to receive one whole ADS.

3.   The subscription price is Ps. 3.00 per share.

The Company also informs that the mandatory conversion of all Series "C" shares to Series "B" shares became effective March 16, 2004. As a result of this conversion, each ADS, which represented 20 Series "C" shares, now represents 20 Series "B" shares.

The Company reiterates the importance of being properly informed of this process and recommends that all shareholders contact their respective broker, dealer, financial intermediary or legal advisor to discuss whatever questions or doubts they may have regarding this transaction.

DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) is one of the largest industrial groups in Mexico, with 2003 sales of approximately US$ 2 billion and nearly 14,000 employees, which through its subsidiaries is a leader in the Automobile Parts, Chemical, Food and Property sectors.

This announcement does not constitute an offer of any securities for sale, and securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended, or an exemption from registration. The preemptive rights offering has not been, and will not be, registered under the United States Securities Act of 1933, as amended, nor under the securities laws of any jurisdiction outside of Mexico. The preemptive rights offering will be offered in the United States in reliance upon exemptions from registration under the Securities Act of 1933, as amended. The rights to subscribe for additional shares may be restricted by applicable law in jurisdictions outside Mexico.

This preemptive rights offering is made for the securities of a Mexican company. The offer is subject to the disclosure requirements of a Mexican company that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in Mexico, and some or all of its officers and directors may be residents of Mexico. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

This press release contains forward-looking statements (pursuant to the Private Securities Litigation Reform Act of 1995) which reflect the current opinions of DESC's management regarding future events. The words "anticipate," "believe," "expect," "hope," "have the intention of," "might," "plan," "should" and similar expressions generally indicate comments on expectations. These comments are subject to risks, uncertainties and changing circumstances. The final results may be materially different from current expectations due to several factors, which include, but are not limited to, global and local changes in politics, the economy, business, competition, market and regulatory factors, cyclical trends in the automobile parts and chemical sectors; as well as other factors that are highlighted under the title "Risk Factors" on the annual Form 20F report submitted by DESC to the US Securities and Exchange Commission. DESC has no obligation whatsoever to update these comments on expectations. Any comment on expectations is valid only on the date on which it is made.

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                             Desc, S.A. de C.V.
                                              (Registrant)



Date:    March 18, 2004                      By  /s/ Arturo D'Acosta Ruiz
---------------------------                      -------------------------------
                                                 Name:  Arturo D'Acosta Ruiz
                                                 Title: Chief Financial Officer